

May 6, 2014

<u>Via E-mail</u>
Qayed Shareef
Chief Executive Officer
Adaptive Medias, Inc.
16795 Von Karman Ave., #240
Irvine, CA 92606

> **Re: Adaptive Medias, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 18, 2014**
> **File No. 000-54074**

Dear Mr. Shareef:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your information statement to describe the material terms of your amendment to your 2010 Stock Incentive Plan.

2. We note your disclosure regarding your Agreement and Plan of Merger with OneScreen, Inc. Please revise your information statement to provide all of the information required by Schedule 14A including, if applicable, Items 13 and 14. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

3. Please revise your disclosure to describe the material terms of your reverse stock split, including the treatment of fractional shares and potential going-private effects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney-Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director